

September 9, 2013

Via E-mail
Jeffrey S. Edison
Chief Executive Officer and Chairman
Phillips Edison – ARC Grocery Center REIT II, Inc.
11501 Northlake Drive
Cincinnati, Ohio 45249

> **Re:** **Phillips Edison – ARC Grocery Center REIT II, Inc.**
> **Registration Statement on Form S-11**
> **Filed August 13, 2013**
> **File No. 333-190588**

Dear Mr. Edison:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please submit all written sales materials proposed to be transmitted to prospective investors, orally or in writing, including that intended for broker-dealer use only. Please be aware that we will need time to review these materials. In addition, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is not contained in or derived from the prospectus. For guidance, refer to Item 19.D of Industry Guide 5.

2. Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

3. Please be advised that you are responsible for analyzing the applicability of the tender

offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the division's Office of Mergers and Acquisitions.

4.   We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Market Regulation.

5.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Exit Strategy, page 2

6.   Since the targeted exit timing depends on the length of the primary offering, please revise to provide greater clarity on the length of the primary offering. If the primary offering may extend over subsequent registration statements, please revise to clarify.

What are the fees that you pay to the Advisor Entities…, page 13

7.   We note that you pay the property manager a property management fee, that the property manager may subcontract the property management duties and that you reimburse the property manager for expenses of third-party service providers. Please revise to clarify that you will not reimburse the property manager for fees paid to third party property management sub-contractors.

If I buy shares in this offering, how may I sell them later?, page 24

8.   Please revise to disclose how the redemption price is calculated after the NAV pricing
        date.

Risk Factors, page 29

9.   It appears that even with the discounts applied to the redemption price, redeeming
        investors will still receive more than the proceeds received by the company as a result of
        the investment. If accurate, please include a risk factor that all redemptions will dilute
        remaining shareholders.

Distributions paid from sources other than our cash flows…, page 31

10.   This risk factor appears to address the same risk as the risk factor on page 34. Please
        revise this risk factor to address the related but distinct risk that investors who purchase
        shares before the NAV pricing date will be diluted to the extent the company has
        previously paid distributions in excess of cash flows from operations.

Our sponsors, our officers, our advisors…, page 38

11.   Please provide a more detailed description of the competing activities of the first
        Phillips/ARC program.

Allocation of Investment Opportunities, page 123

12.   Please revise to provide disclosure regarding the offering size of the competing fund co-
        sponsored by Phillips.

Distributions, page 155

13.   If you intend to pay distributions in excess of earnings and cash flow from operations,
        please revise your disclosure to include an affirmative statement to that effect.

Market Opportunity, page 78

14.   Please provide us with support for the quantitative and qualitative business and industry
        data used here and elsewhere in the prospectus. Clearly mark the specific language in the
        supporting materials. Confirm that the industry reports or studies that you rely on were
        publicly available and not prepared for you and that you did not compensate the party
        that prepared these reports or studies. Alternatively, please file consents for the parties
        providing this data as exhibits to the registration statement. Please note that the material
        is being provided pursuant to Rule 418 of the Securities Act of 1933 and that such
        material should be returned to the registrant upon completion of the staff review process.

Liquidity and Capital Resources, pages 154 – 155

15.   Please expand your discussion to also disclose the amount of organizational and offering costs incurred/paid on your behalf since July 1, 2013 (date of capitalization), if material..

Phillips Edison – ARC Shopping Center REIT, Inc., page 161

16.   Please revise to provide the number of properties sold, if any. Refer to Item 8.A.1(h) of Guide 5.

17.   Please revise to indicate which line item footnote 2 applies.

Exhibit Index, page II-22

18.   We note that you will be filing all exhibits by amendment. If you are not in a position to file the legal and tax opinions with the next amendment, please provide us with draft copies for our review.

19.   We note the exhibit list includes "form of" agreements. Please advise us if you do not intend on filing final, executed agreements prior to effectiveness of the registration statement. Please be advised that to the extent you are unable to file final and executed form as exhibits, they may not be subsequently incorporated by reference.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Wilson Lee, Staff Accountant, at (202) 551-3468 or Robert Telewicz at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney Advisor, at (202) 551-3673 or me at (202) 551-3852 with any other questions.

Sincerely,

/s/ Michael McTiernan

Michael McTiernan
Assistant Director